EXHIBIT 1.2

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in “Management’s Annual Report on Internal Control Over Financial Reporting” on page 22 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2010. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Jason W. Cohenour	/s/ David G. McLennan
Jason W. Cohenour	David G. McLennan
President and Chief Executive Officer	Chief Financial Officer
March 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. (“the Company”) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 18, 2011

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited Sierra Wireless, Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 18, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 18, 2011

3

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

	Years ended December 31,
	2010	2009	2008
Revenue	$650,341	$526,384	$567,308
Cost of goods sold	459,976	349,092	407,639
Gross margin	190,365	177,292	159,669

Expenses:
Sales and marketing	51,599	54,835	34,290
Research and development, net (note 17)	88,035	80,066	54,657
Administration	36,357	36,553	21,336
Acquisition costs (note 3(a))	—	7,785	—
Restructuring (note 4)	7,640	20,605	—
Integration (note 5)	5,110	3,859	—
Amortization	11,990	11,313	4,814
	200,731	215,016	115,097
Earnings (loss) from operations	(10,366)	(37,724)	44,572
Foreign exchange gain (loss)	(7,000)	1,261	20,583
Other income (expense)	(241)	(4,399)	5,579
Earnings (loss) before income taxes	(17,607)	(40,862)	70,734
Income tax expense (recovery) (note 16)	(2,808)	340	8,151
Net earnings (loss)	(14,799)	(41,202)	62,583
Net loss attributable to the non-controlling interest	(258)	(1,303)	—
Net earnings (loss) attributable to Sierra Wireless, Inc.	$(14,541)	$(39,899)	$62,583

Earnings (loss) per share (note 18):
Basic	$(0.47)	$(1.29)	$2.00
Diluted	$(0.47)	$(1.29)	$2.00

See accompanying notes to consolidated financial statements.

4

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except number of shares)

(Prepared in accordance with U.S. GAAP)

	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$85,443	$107,491
Short-term investments (note 6)	26,405	26,898
Accounts receivable, net of allowance for doubtful accounts of $4,606 (2009 — $6,504)	117,397	86,466
Inventories (note 7)	22,134	24,708
Deferred income taxes (note 16)	9,577	6,168
Prepaid expenses and other	24,542	14,039
	285,498	265,770

Fixed assets (note 8)	22,635	27,956
Intangible assets (note 9)	69,024	86,674
Goodwill (note 9)	90,953	95,064
Deferred income taxes (note 16)	836	1,794
Other assets	622	7,261
	$469,568	$484,519

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$63,451	$71,035
Accrued liabilities	74,019	54,419
Deferred revenue and credits	987	750
Current portion of long-term liabilities (note 10)	1,470	3,371
Current portion of obligations under capital leases (note 10)	324	293
	140,251	129,868

Long-term liabilities (note 10)	24,724	35,860
Obligations under capital leases (note 11)	263	245
Deferred income taxes (note 16)	1,143	1,950

Shareholders’ equity:
Share capital (note 12)
Authorized
Unlimited number of common and preference shares with no par value
Common shares, 31,222,786 (2009 — 31,048,907) issued and outstanding	327,668	326,043
Treasury shares, at cost 643,042 (2009 — 1,086,652)	(3,908)	(6,442)
Additional paid-in capital	16,926	13,133
Deficit	(33,167)	(18,626)
Accumulated other comprehensive loss	(5,471)	(37)
	302,048	314,071
Non-controlling interest in Wavecom S.A.	1,139	2,525
Total shareholders’ equity	303,187	316,596
	$469,568	$484,519

Commitments and contingencies (note 19)

See accompanying notes to consolidated financial statements.

/s/ Jason W. Cohenour	/s/ S. Jane Rowe
JASON W. COHENOUR	S. JANE ROWE
Director	Director

5

SIERRA WIRELESS, INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of U.S. dollars, except number of shares)

(Prepared in accordance with U.S. GAAP)

	Common Shares		Treasury Shares		Additional Paid-in	Warrants		Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Number	Amount	Number	Amount	Capital	Number	Amount	(Deficit)	(Loss)	Interest	Total
Balance December 31, 2007	31,334,617	$328,323	—	$—	$6,374	138,696	$1,538	$(40,602)	$(309)	$—	$295,324
Net income	—	—	—	—	—	—	—	62,583	—	—	62,583
Net unrealized gain (loss) on short-term investments	—	—	—	—	—	—	—	—	(21)	—	(21)
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	(419)	—	(419)
Comprehensive income											62,143
Common share cancellation (note 12)	(407,700)	(4,274)	—	—	—	—	—	(708)	—	—	(4,982)
Purchase of treasury shares for RSU distribution	—	—	174,508	(2,498)	—	—	—	—	—	—	(2,498)
Distribution of vested RSUs	—	—	(53,486)	1,011	(1,011)	—	—	—	—	—	—
Expiry of warrants (note 19(b)(iv))	—	—	—	—	1,538	(138,696)	(1,538)	—	—	—	—
Stock option tax benefit related to U.S. employees	—	—	—	—	57	—	—	—	—	—	57
Stock option exercises (note 12)	105,037	1,844	—	—	(821)	—	—	—	—	—	1,023
Stock-based compensation (note 13)	—	—	—	—	6,381	—	—	—	—	—	6,381
Balance December 31, 2008	31,031,954	325,893	121,022	(1,487)	12,518	—	—	21,273	(749)	—	357,448
Acquisition of non-controlling interest (note 3(a))	—	—	—	—	—	—	—	—	—	13,357	13,357
Exercise of Wavecom S.A. stock options	—	—	—	—	(2,751)	—	—	—	166	6,733	4,148

6

	Common Shares		Treasury Shares		Additional Paid-in	Warrants		Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Number	Amount	Number	Amount	Capital	Number	Amount	(Deficit)	(Loss)	Interest	Total
Subsequent tender offer and squeeze-out of Wavecom S.A. (note 3(a))	—	—	—	—	(1,647)	—	—	—	(93)	(17,829)	(19,569)
Issuance of Wavecom S.A. free shares	—	—	—	—	(1,568)	—	—	—	31	1,537	—
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(39,899)	—	(1,303)	(41,202)
Other comprehensive income (loss):
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	21	—	21
Foreign currency translation	—	—	—	—	—	—	—	—	587	30	617
Comprehensive loss											(40,564)
Purchase of treasury shares for RSU distribution	—	—	1,141,388	(6,417)	—	—	—	—	—	—	(6,417)
Distribution of vested RSUs	—	—	(175,758)	1,462	(1,462)	—	—	—	—	—	—
Stock option exercises (note 12)	16,953	150	—	—	(54)	—	—	—	—	—	96
Stock-based compensation (note 13)	—	—	—	—	8,097	—	—	—	—	—	8,097
Balance December 31, 2009	31,048,907	326,043	1,086,652	(6,442)	13,133	—	—	(18,626)	(37)	2,525	316,596
Issuance of Wavecom S.A. free shares	—	—	—	—	(229)	—	—	—	32	(1,356)	(1,553)
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(14,541)	—	(258)	(14,799)
Other comprehensive income (loss):

7

	Common Shares		Treasury Shares		Additional Paid-in	Warrants		Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Number	Amount	Number	Amount	Capital	Number	Amount	(Deficit)	(Loss)	Interest	Total
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	(0)	—	(0)
Foreign currency translation	—	—	—	—	—	—	—	—	(5,466)	228	(5,238)
Comprehensive loss											(20,037)
Distribution of vested RSUs	—	—	(443,610)	2,534	(2,534)	—	—	—	—	—	—
Stock option tax benefit related to U.S. employees	—	—	—	—	151	—	—	—	—	—	151
Stock option exercises (note 12)	173,879	1,625	—	—	(551)	—	—	—	—	—	1,074
Stock-based compensation (note 13)	—	—	—	—	6,956	—	—	—	—	—	6,956
Balance December 31, 2010	31,222,786	$327,668	643,042	$(3,908)	$16,926	—	$—	$(33,167)	$(5,471)	$1,139	$303,187

See accompanying notes to consolidated financial statements.

8

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Years ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net earnings (loss)	$(14,799)	$(41,202)	$62,583
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	34,990	32,704	16,309
Stock-based compensation (note 13)	6,956	8,097	6,381
Non-cash restructuring and other	(859)	5,911	—
Tax benefit related to stock option deduction	151	—	57
Deferred income tax	(3,374)	282	(3,842)
Loss (gain) on disposal	(95)	204	377
Gain on sale of investments	—	—	(565)
Unrealized foreign exchange loss (gain) on restricted cash	—	15,653	(18,416)
Unrealized foreign exchange loss on term loan (note 15(c))	—	1,215	—
Changes in operating assets and liabilities
Accounts receivable	(35,671)	20,175	14,759
Inventories	(11,399)	15,676	(8,043)
Prepaid expenses and other assets	7,104	3,888	248
Accounts payable	12,406	(1,301)	7,468
Accrued liabilities	(290)	(12,793)	8,668
Deferred revenue and credits	480	(810)	149
Net cash provided by (used in) operating activities	(4,400)	47,699	86,133

Cash flows from investing activities:
Business acquisitions, net of cash acquired of $139,785 (note 3)	—	(26,493)	(35)
Acquisition of OCEANE convertible bonds (note 3)	—	(104,767)	—
Decrease (increase) in restricted cash	—	175,820	(173,057)
Purchase of Wavecom S.A. free shares	(1,553)	—	—
Proceeds on disposal	99	155	2
Purchase of fixed assets	(12,580)	(13,296)	(19,653)
Increase in intangible assets	(3,976)	(6,543)	(3,025)
Purchase of long-term investments	—	—	(20,131)
Proceeds on sale of long-term investments	—	—	39,797
Purchase of short-term investments	(48,310)	(68,333)	(237,366)
Proceeds on maturity of short-term investments	48,799	59,560	313,775
Net cash provided by (used in) investing activities	(17,521)	16,103	(99,693)

Cash flows from financing activities:
Proceeds on issuance of term loan (note 15(c))	—	102,716	—
Repayment of term loan (note 15(c))	—	(103,931)	—
Financing costs	—	(3,971)	—
Issuance of common shares, net of share issue costs	1,074	96	1,023
Purchase of treasury shares for RSU distribution	—	(6,417)	(2,498)
Repurchase of common shares	—	—	(4,982)
Proceeds on exercise of Wavecom options	—	4,148	—
Decrease in long-term liabilities	(2,615)	(2,238)	(349)
Net cash provided by (used in) financing activities	(1,541)	(9,597)	(6,806)

Effect of foreign exchange on cash and cash equivalents	1,414	(9,972)	—

Net increase (decrease) in cash and cash equivalents	(22,048)	44,233	(20,366)
Cash and cash equivalents, beginning of year	107,491	63,258	83,624
Cash and cash equivalents, end of year	$85,443	$107,491	$63,258

Supplementary information (note 20)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

(Prepared in accordance with U.S. GAAP)

1.              Nature of operations

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We provide leading edge wireless solutions for the machine-to-machine (“M2M”) and mobile computing markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications, and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

2.              Significant accounting policies

Management has prepared these consolidated financial statements in accordance with U.S. GAAP.

(a)       Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions. The ownership of the other non-controlling interest holders of consolidated subsidiaries is reflected as non-controlling interest and is not significant.

(b)       Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect revenue recognition and the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, as well as royalty and warranty accruals, lease provisions, other liabilities, stock-based compensation, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)        Foreign currency translation

Our functional or primary operating currency is the U.S. dollar.

For financial statements of operations whose functional currency is the U.S. dollar but the transactions are in currencies other than the U.S. dollar, the monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date, and the resulting exchange rate gains and losses are recognized in net earnings (loss).  The non-monetary assets denominated in a currency other than the U.S. dollar are translated at the historical exchange rate in effect on the date of the transaction.

The financial statements for operations whose functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates for assets and liabilities, at historical rates for equity, and at average rates for revenues and expenses.  The accumulated unrealized translation gains and losses in these operations are recorded as a component of other comprehensive income (loss).

(d)       Cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired. We value our short-term deposits at amortized cost. The carrying amounts approximate fair value due to the short maturities of these instruments.

(e)        Short-term investments

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income (loss), a separate component of shareholders’ equity. These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

We regularly evaluate the realizable value of short-term investments, and if circumstances indicate that a decline in value is other-than-temporary, we recognize an impairment charge. To determine whether to recognize an impairment charge, we consider various factors, such as the significance of the decline in value, how long the investment has been below market value, changes that would impact the financial condition of the investee, and the likelihood that the investment will recover its value before it matures or is disposed of.

(f)           Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(g)       Fixed assets

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	3–5 years
Research and development equipment	3–10 years
Production equipment	3–5 years
Tooling	1½–3 years
Computer equipment	1–5 years
Software	1–5 years
Office equipment	3–5 years

We amortize leasehold improvements and leased vehicles on a straight-line basis over the shorter of the initial lease term or their useful lives.

Amortization of research and development equipment is included in research and development expense.  Amortization of tooling and production equipment is included in cost of goods sold.  All other amortization is included in amortization expense.

(h)       Intangible assets

The useful life of intangible assets is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the following: (i) expected use of the asset; (ii) useful life of a related intangible asset; (iii) any legal, regulatory or contractual provisions that limit the useful life; (iv) any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions; (v) the effects of obsolescence, demand, competition and other economic factors; (vi) the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

The amortization policies with regard to specific intangible assets are as follows:

Patents and trademarks

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

License fees

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years.

Intellectual property, in-process research and development, customer relationships and databases

Consideration paid for intellectual property, in-process research and development (“IPRD”), customer relationships and databases is amortized on a straight-line basis over three to nine years.

Backlog

Consideration paid for backlog is amortized on a straight-line basis over one year.

Non-compete covenants

Consideration paid for non-compete covenants is amortized over the term of the agreement.

(i)          Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized, and at least annually is subject to a two-step impairment test. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(j)           Impairment of long-lived assets

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

(k)       Income taxes

We account for income tax uncertainties in accordance with the asset and liability approach.  Under this approach, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, in income tax expense (recovery).

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the windfall tax benefits associated with the exercise of stock options by U.S. employees to additional paid-in capital (“APIC”) when realized. This tax benefit is not recognized until the deduction reduces U.S. taxes payable and all U.S. loss carryforwards have been utilized.

(l)          Warranty costs

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  If there is a change in these estimates, we adjust our accrual accordingly.  Warranty costs are included in accrued liabilities in our consolidated balance sheet.

(m)     Market development costs

We accrue for co-operative advertising costs upon the later of the recognition date of the related revenue or the date at which the co-operative advertising is available. Market development costs are recorded in sales and marketing expense.

(n)       Stock-based compensation

We measure the fair value of share-based compensation at the grant date based on the estimated fair value of the award using the Black-Scholes valuation model and recognize this cost over the employee’s requisite service period using the straight line method.  Stock-based compensation is described further in note 13.

(o)       Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(p)       Research and development

We expense research and development costs as they are incurred. Certain software development costs for costs associated with the development of computer software to be sold, leased or marketed are capitalized once technological feasibility is reached.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(q)       Financial instruments

We measure certain financial instruments and other items at fair value.  Unrealized gains and losses on items for which the fair value option have been elected are reported in earnings.

To determine the fair value, we use the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•                  Level 1 inputs are quoted market prices for identical instruments are available in active markets.

•                  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.  If the asset or liability has a contractual term, the input must be observable for substantially the full term.  An example includes quoted market prices for similar assets or liabilities in active markets.

•                  Level 3 inputs are unobservable inputs for the asset or liability and will reflect management’s assumptions about market assumptions that would be used to price the asset or liability.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

(r)         Derivatives

We occasionally use derivatives, such as foreign currency forward and option contracts, to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency.  Derivatives that are not designated as hedging instruments are measured at fair value at each balance sheet date and any resulting gains and losses from changes in the fair value are recorded in other income (expense).  Gains and losses from the effective portion of foreign currency forward and option contracts that are designated as cash flow hedges are recorded in other comprehensive income (loss).

(s)         Share issue costs

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(t)          Earnings (loss) per common share

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had in-the-money outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method. Under the treasury stock method, the number of dilutive shares, if any, are determined by the proceeds from the exercise price of the options, the amount of unrecognized stock-based compensation, the estimated tax benefit that would be recognized when the options by U.S. employees are exercised, and the average market price of the shares for the period, that could be used to repurchase stock during the reporting period.

(u)       Comprehensive income (loss)

We report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale investments. The reclassification adjustment for other-than-temporary losses on marketable securities included in net earnings (loss) results from the recognition of the unrealized losses in the statements of operations when they are no longer viewed as temporary. Comprehensive income (loss) is presented in the consolidated statements of shareholders’ equity.

(v)        Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(w)     Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(x)        Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU No. 2009-13) pertaining to multiple-deliverable revenue arrangements. The new guidance will affect accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of Accounting Standards Codification (ASC) 605-25 “Revenue Recognition - Multiple-Element Arrangements”. The new guidance will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Because we will apply the guidance prospectively to agreements entered into subsequent to January 1, 2011, it is not practical to estimate the impact of the new guidance on our consolidated statements of financial position or results of operations.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition — Milestone Method (ASU 2010-017). ASU 2010-017 provides guidance in applying the milestone method of revenue recognition to research or development arrangements. Under this guidance management may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This ASU is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010. Early adoption is permitted; however, we have elected to implement ASU 2010-17 prospectively, and as a result, the effect of this guidance will be limited to future transactions. We do not expect adoption of this standard to have a material impact on our financial position or results of operations as we have no material research and development arrangements which will be accounted for under the milestone method.

3.              Acquisition of Wavecom S.A.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218,000.  Consideration consisted of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom, for cash consideration of $144,859 (€113,508) and $104,767 (€82,093), respectively.  During March 2009, we purchased 160,643 shares on the open market for cash consideration of $1,850 (€1,365), resulting in the acquisition of 85.34% of the outstanding shares.  Following a statutory re-opening of the tender offer, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% for cash consideration of $11,817 (€8,908).  On April 29, 2009, we completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out for cash consideration of $7,752 (€5,851).  The Wavecom shares and OCEANEs have been delisted from Euronext and the ADSs have been delisted from the NASDAQ Global Market (“Nasdaq”).

The goodwill of $56,911 arising from the acquisition resulted from the combination creating a global leader that is uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  The acquisition has significantly expanded and diversified our position in the global M2M market, broadened our product offerings and increased our scale and capabilities in Europe and Asia.  Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The results of Wavecom have been included in our consolidated financial statements from February 27, 2009.  The financial results for the year ended December 31, 2009 include revenue of $119,607 and net loss attributable to Sierra Wireless, Inc. of $43,758.

Wavecom acquisition and financing costs recognized in 2009 of $11,756 were expensed as follows: $7,785 in acquisition costs and $3,971 in other income (expense).

We have obtained a third party valuation of the assets acquired and liabilities assumed.  The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed:

Cash and marketable securities	$139,785
Other current assets	51,753
Property and equipment	9,916
Intangible assets	71,354
Goodwill	56,911
Other long-term assets	5,231
Deferred income tax	1,110
Total assets acquired	336,060

Current liabilities	52,284
OCEANE convertible bonds	104,870
Capital lease obligations	657
Long-term liabilities	462
Other long-term liabilities	17,645
Deferred income tax	76
Non-controlling interest	13,357
Net assets acquired	$146,709

The fair value of the non-controlling interest at February 27, 2009 of $13,357 was based on the fair market price determined in the tender offer of $10.85 (€8.50) per ordinary share (see also note 14).

The following table presents details of the estimated purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Intellectual property	3-6	$30,510
In-process research and development	3-9	18,425
Customer relationships	5	16,387
Brand portfolio	5	3,295
Non-compete covenant	2	2,737
Total purchased intangible assets		$71,354

Pro forma information

The following pro forma information presents our operating results by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2008.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January 1, 2008 or that may be obtained in the future.  If the acquisition of Wavecom had occurred as of January 1, 2008, the pro forma operating results would have been as follows:

	2009	2008
Revenue	$542,657	$757,808
Net loss attributable to Sierra Wireless, Inc.	(56,372)	(6,601)
Loss per share	$(1.80)	$(0.21)

4.              Restructuring and other charges

(a)       September 2010 restructuring

On September 23, 2010, we implemented a new business unit structure that resulted in a reduction of our workforce by 60 employees.  These reductions were substantially completed during the fourth quarter of 2010.  For the year ended December 31, 2010.  The total workforce reduction charges recognized in 2010 of $4,420 includes $474 for accelerated stock-based compensation expense and the remainder represents severance and benefits associated with the terminated employees.  The remaining liability of $1,679 (December 31, 2009 — nil) is expected to be substantially paid by the second quarter of 2011.

(b)       May 2009 Restructuring

On May 15, 2009, we implemented further cost reduction initiatives related to the integration of Wavecom with Sierra Wireless that included combining the research and development (“R&D”) and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina was closed in the fourth quarter of 2009.  R&D activities from this location were transitioned primarily to the location in Carlsbad, California.  The cost reduction initiatives related to the workforce reduction were substantially completed during the third quarter of 2010.  The current and long-term portions of the facilities restructuring of $811 and $743 (December 31, 2009 — $455 and $760), respectively, are expected to be substantially paid by the second quarter of 2014.

In the first quarter of 2010, the Wavecom location in Brazil was closed resulting in $217 of restructuring charges related to employee terminations.  The liability related to this workforce reduction was paid by March 31, 2010.

(c)        January 2009 Restructuring

In January 2009, we implemented an expense reduction program to reduce labor costs.  We reduced our workforce by 56 employees, all of whom were terminated in the first quarter of 2009.  The total workforce reduction charges recognized in the first quarter of 2009 of $1,622 included $501 for accelerated stock-based compensation and the remainder represented severance and benefits associated with the terminated employees. The liability related to this program was substantially paid by the end of the third quarter of 2009.

(d)       Wavecom Restructuring

In October 2008, prior to our acquisition of Wavecom, Wavecom announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, all of which were phased out by September 2010.  In the third quarter of 2009, the restructuring charge of $4,504 primarily related to the exit of a portion of our building in France and excluded the impairment of leasehold improvements of $152 recorded in amortization.  The remaining liability related to the workforce reduction has been substantially paid.  The Wavecom facilities restructuring liability is nil as at December 31, 2010.

In the year ended December 31, 2010, additional employees were terminated resulting in restructuring charges of $2,739, including $66 of accelerated stock based compensation.  The remaining liability related to employee termination costs is expected to be substantially paid by the first quarter of 2011.

(e)        Prior Restructurings

In the second quarter of 2005, we announced our decision to exit our Voq professional phone initiative.  In addition to the exit of the Voq initiative, we made certain non-Voq related reductions to our operating expenses and assets.

Of the facilities restructuring liability outstanding at December 31, 2010, $71 (2009 — $130) is from the 2005 restructuring and $146 (2009 — $267) arises from prior restructurings.  The current and long-term portions of the facilities restructuring are $217 and nil, respectively (2009 — $206 and $191).

The following tables summarize the changes to the restructuring provisions at December 31, 2010 and December 31, 2009:

September 2010 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Period charges	$4,420	$—	$4,420	$4,420	$—
Cash payments	(2,332)	—	(2,332)	—	—
Non-cash stock-based compensation	(474)	—	(474)	—	—
Foreign exchange	65	—	65	—	—
Balance at December 31, 2010	$1,679	$—	$1,679	$4,420	$—

May 2009 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Period charges	$3,897	$1,318	$5,215	$5,215	$240
Cash payments	(2,669)	(103)	(2,772)	—	—
Non-cash stock-based compensation	(404)	—	(404)	—	—
Foreign exchange	387	—	387	—	—
Balance at December 31, 2009	1,211	1,215	2,426	$5,215	$240
Period charges	217	1,048	1,265	1,265	—
Cash payments	(1,409)	(709)	(2,118)	—	—
Foreign exchange	(11)	—	(11)	—	—
Balance at December 31, 2010	$8	$1,554	$1,562	$1,265	$—

January 2009 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Period charges	$1,622	$—	$1,622	$1,622	$—
Cash payments	(1,089)	—	(1,089)	—	—
Non-cash stock-based compensation	(501)	—	(501)	—	—
Balance at December 31, 2009	32	—	32	$1,622	$—
Cash payments	(32)	—	(32)	—	—
Revisions to prior accruals	—	—	—	—	—
Balance at December 31, 2010	$—	$—	$—	$—	$—

Wavecom Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Balance at acquisition	$595	$—	$595	$—	$—
Period charges	9,555	4,260	13,815	13,815	93
Cash payments	(6,246)	(993)	(7,239)	—	—
Revisions to prior accruals	(47)	—	(47)	(47)	—
Foreign exchange	61	(40)	21	—	—
Balance at December 31, 2009	3,918	3,227	7,145	$13,768	$93
Period charges	2,739	1,248	3,987	3,987	—
Cash payments	(5,739)	(2,256)	(7,995)	—	—
Non-cash stock-based compensation	(66)	—	(66)	—	—
Revisions to prior accruals	(125)	(1,907)	(2,032)	(2,032)	—
Foreign exchange	(247)	(312)	(559)	—	—
Balance at December 31, 2010	$480	$—	$480	$1,955	$—

Prior Restructurings	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Balance at December 31, 2008	$—	$509	$509	$—	$—
Cash payments	—	(284)	(284)	—	—
Revisions to prior accruals	—	172	172	—	—
Balance at December 31, 2009	$—	$397	$397	$—	$—
Cash payments	—	(316)	(316)	—	—
Revisions to prior accruals	—	136	136	—	—
Balance at December 31, 2010	$—	$217	$217	$—	$—

Total provision balances, December 31, 2010	$2,167	$1,771	$3,938
Total provision balances, December 31, 2009	$5,161	$4,839	$10,000
Total charges for the year ended December 31, 2010				$7,640	$—
Total charges for the year ended December 31, 2009				$20,605	$333
Total charges for the year ended December 31, 2008				$—	$—

5.              Integration costs

During 2010, we incurred additional integration costs related to the acquisition of Wavecom of $5,110 (2009 — $3,859; 2008 — nil), which included the cost of employees retained for integration activities, related travel expenses, office relocation expenses, and consulting fees.

6.              Short-term investments

Investments, all of which are classified as available-for-sale, were comprised of government treasury bills and securities.  Our outstanding short-term investments have contractual maturities ranging from one to four months from the date of purchase.

7.              Inventories

	2010	2009
Electronic components	$5,578	$10,932
Finished goods	16,556	13,776
	$22,134	$24,708

8.              Fixed assets

	2010
	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$4,570	$3,548	$1,022
Research and development equipment	33,266	24,822	8,444
Tooling	39,095	31,548	7,547
Computer equipment	7,209	5,760	1,449
Software	8,152	6,489	1,663
Leasehold improvements	6,000	4,728	1,272
Leased vehicles	979	521	458
Office equipment	2,535	1,755	780
	$101,806	$79,171	$22,635

	2009
	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$4,486	$3,226	$1,260
Research and development equipment	29,785	18,833	10,952
Tooling	32,711	24,730	7,981
Computer equipment	6,444	4,409	2,035
Software	7,208	5,371	1,837
Leasehold improvements	6,129	4,019	2,110
Leased vehicles	753	328	425
Office equipment	2,734	1,378	1,356
	$90,250	$62,294	$27,956

9.              Goodwill and intangible assets

Goodwill of $90,953 (2009 — $95,064) primarily relates to the February 2009 acquisition of Wavecom (note 3), the May 2007 acquisition of AirLink Communications, Inc., and the August 2003 acquisition of AirPrime, Inc.

Annual impairment tests for goodwill have been performed, which resulted in no impairment loss.  We assessed the realizability of goodwill during the fourth quarter of 2010 and determined that the fair value exceeded the carrying amount.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value with the carrying amount of goodwill for each reporting unit was not required.  There was no impairment of goodwill during the years ended December 31, 2010, 2009, or 2008.

The components of intangible assets at December 31, 2010 and 2009 are as follows:

	2010
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$10,877	$4,250	$6,627
Licenses	58,024	25,309	32,715
Intellectual property	6,856	6,086	770
Customer relationships	26,678	13,520	13,158
Non-compete	2,872	2,632	240
In-process research and development	16,767	1,253	15,514
	$122,074	$53,050	$69,024

	2009
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$10,494	$3,213	$7,281
Licenses	54,751	17,849	36,902
Intellectual property	6,856	5,558	1,298
Customer relationships	27,856	8,569	19,287
Non-compete	3,064	1,277	1,787
In-process research and development	20,631	512	20,119
	$123,652	$36,978	$86,674

10.  Long-term liabilities

	2010	2009
Facilities restructurings (note 4)	$1,771	$4,839
TPC liability (note 19(b)(iv))	1,404	1,729
Accrued royalties	14,756	22,242
Marketing development funds	7,253	9,358
Retirement reserve	1,010	1,063
Total long-term liabilities	$26,194	$39,231
Less: current portion of long-term liabilities	1,470	3,371
Long-term liabilities	$24,724	$35,860

11.       Obligations under capital lease

Future minimum lease payments under capital leases at December 31, 2010 are as follows:

2011	$332
2012	153
2013	79
2014	35
599
Less: amount representing interest	(12)
587
Less: current portion	(324)
Long-term portion	$263

12.       Share capital

Share repurchase program

On May 21, 2008, we received regulatory approval allowing us to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Market (“Nasdaq”).

During the year ended December 31, 2008, 407,700 common shares were purchased for an aggregate purchase price of $4,982 and subsequently cancelled.  The amount paid to acquire the shares over and above the average carrying value was charged to retained earnings.  No additional shares were purchased prior to termination of the Bid.

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at December 31, 2010, stock options exercisable into 862,551 common shares are available for future allocation under the Plan.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year term.

Stock option activity since December 31, 2007 is presented below:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2007	1,927,320	18.01	18.19	2.7	2,385
Granted	574,674	15.73	14.96
Exercised	(105,037)	9.94	9.45		599
Forfeited	(165,987)	18.48	17.57
Outstanding, December 31, 2008	2,230,970	19.68	16.13	2.5	—
Granted	502,414	4.97	4.05
Exercised	(16,953)	6.01	5.57		54
Forfeited	(558,343)	25.71	21.47
Outstanding, December 31, 2009	2,158,088	13.51	12.83	2.5	3,246
Granted	698,972	9.12	8.76
Exercised	(173,879)	6.38	6.18		792
Forfeited	(423,453)	12.36	11.84
Outstanding, December 31, 2010	2,259,728	12.51	12.54	2.4	7,878

December 31,	Exercisable, end of year	Aggregate Intrinsic Value
2008	1,132,244	—
2009	1,188,034	204
2010	1,197,931	1,529

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option.

The following table summarizes the stock options outstanding at December 31, 2010:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
		In years	Cdn.$	U.S.$		Cdn.$	U.S.$
$3.98 – $8.50 (Cdn.$3.97 – Cdn.$8.48)	443,184	3.4	5.39	5.41	100,503	4.44	4.46
$8.51 – $12.56 (Cdn.$8.49 – Cdn.$12.53)	551,029	4.1	9.06	9.11	9,666	11.93	11.98
$12.57 – $15.91 (Cdn.$12.54 – Cdn.$15.81)	603,596	0.9	14.48	14.54	529,731	14.31	14.38
$15.92 – $29.41 (Cdn.$15.82 – Cdn.$29.10)	661,919	1.6	18.36	18.49	558,031	18.50	18.62
	2,259,728	2.4	12.51	12.54	1,197,931	15.41	15.50

The options outstanding at December 31, 2010 expire between February 6, 2011 and November 16, 2015.

Employee stock purchase plan

On March 31, 2009, we terminated our employee stock purchase plans for U.S. and Canadian and other non-U.S employees (together, the “ESPP Plans”) that enabled eligible employees and directors to acquire common shares over the facilities of the TSX and Nasdaq. In the years ended December 31, 2009 and 2008, participants purchased a total of 10,734 and 36,183 common shares, respectively at a weighted-average price of $5.51 per share and $12.27 per share, respectively.

Restricted stock plans

During 2007, we established non-vested restricted stock plans for U.S. and non-U.S. employees (together, the “RSPs”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to the Company upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees purchase the common shares over the facilities of the TSX and Nasdaq.  The trust funds are variable interest entities and are included in these consolidated financial statements as treasury stock.

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Vested RSUs are settled annually upon vesting by delivery of a common share of Sierra Wireless, Inc. for each vested unit.

The following table summarizes the RSU activity since the inception of the RSPs:

	Number of RSUs	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2007	160,500	21.07	19.50	2.4	2,383
Granted	205,048	15.95	15.80
Vested	(53,486)	21.25	19.50		862
Outstanding, December 31, 2008	312,062	19.61	16.08	1.9	1,819
Granted	842,131	5.08	4.18
Vested	(175,758)	16.54	14.01		1,186
Forfeited	(2,551)	17.18	14.43
Outstanding, December 31, 2009	975,884	6.88	6.53	1.9	10,349
Granted	328,496	9.10	8.75
Vested	(443,610)	8.21	7.82		4,159
Forfeited	(32,779)	6.56	6.29
Outstanding, December 31, 2010	827,991	6.81	6.83	1.3	12,346

Warrants

Warrants issued under our agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program (see note 19(b)(iv)) for the purchase of 138,696 of our common shares at Cdn. $20.49 per share, expired unexercised on December 30, 2008.

13.       Stock-based compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations for the non-vested share awards related to the stock option plan and restricted stock plans as follows:

	2010	2009	2008
Cost of goods sold	$492	$552	$545
Sales and marketing	1,403	1,411	1,511
Research and development	1,315	1,215	1,199
Administration	3,143	3,131	3,126
Restructuring	540	905	—
Integration	—	42	—
Stock-based compensation expense	$6,893	$7,256	$6,381

As of December 31, 2010, the unrecognized stock-based compensation costs related to non-vested stock options and RSUs were $3,782 and $2,972, respectively (2009 — $4,412 and $3,812; 2008 — $6,314 and $3,185) which are expected to be recognized over a weighted average period of 2.2 and 1.6 years, respectively (2009 — 1.9 and 1.7 years; 2008 — 2.4 and 1.8 years).

RSUs are valued at the grant date market price of the underlying securities and the compensation expense is recognized on a straight-line basis over the three-year vesting period based on the estimated number of awards expected to vest.  The expense recognized in our consolidated statement of operations for the year ended December 31, 2010 was $3,597 (2009 — $3,267; 2008 — $1,888).

We calculate the fair value of stock options granted using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted in 2010 was $4.21 (2009 — $1.89; 2008 — $7.01) using the following assumptions:

	2010	2009	2008
Expected dividend yield	0	0	0
Expected stock price volatility	60%	57%	54%
Risk-free interest rate	1.90%	1.84%	3.11%
Expected life of options	4 years	4 years	4 years
Estimated forfeiture rate	3.50%	3.50%	3.50%

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

Wavecom stock option, warrant plans and free shares

Prior to our acquisition of Wavecom, Wavecom granted founders’ warrants and stock options to its employees, stock options to employees of its subsidiaries, warrants to some members of its board of directors and free shares to its employees of its subsidiaries. Under the terms of the plans, the options and warrants give the right to purchase one share of Wavecom per option or warrant at an exercise price based either on the stock market price of Wavecom shares on the grant date, or on the average stock market price of Wavecom shares over the twenty trading days prior to the date of grant (in accordance with French Law). The stock-based compensation related to the pre-acquisition Wavecom plans recognized in the Consolidated Statements of Operations is as follows:

	2010	2009
Cost of goods sold	$—	$11
Sales and marketing	11	150
Research and development	14	218
Administration	39	462
	$64	$841

14.       Non-controlling interest

The non-controlling interest represents shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase back the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered non-controlling interest.

The following table summarizes the effects of changes in our ownership interest of Wavecom on our equity:

	2010	2009	2008
Net income (loss) attributable to Sierra Wireless	$(14,541)	$(39,899)	$62,583
Transfer (to) from the non-controlling interest
Decrease in paid-in capital for issuance of Wavecom shares on exercise of stock options	—	(2,751)	—
Decrease in paid-in capital for purchase of Wavecom shares in subsequent tender and squeeze-out	—	(1,647)	—
Increase in paid-in capital for issuance of Wavecom shares on issuance of free shares	(229)	(1,568)	—
Net transfers (to) from the non-controlling interest	(229)	(5,966)	—
Change from net loss attributable to Sierra Wireless and transfers (to) from non-controlling interest	$(14,770)	$(45,865)	$62,683

15.       Financial instruments

(a)         Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Short-term investments are carried at fair market value, their book value as at December 31, 2010 was $26,404 (2009 – $26,898). Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

(b)         Concentrations of business risk

We depend on a small number of customers for a significant portion of our revenue. In 2010, two customers individually accounted for more than 10% of our revenue and, in aggregate, these two customers represented 26% of our revenue. In fiscals 2009 and 2008, these same two customers individually accounted for more than 10% of our revenue and, in aggregate, represented 40% and 53% of our revenue, respectively.

We maintain substantially all of our cash and cash equivalents with major financial institutions or government instruments. Corporate paper, if any, is uninsured. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations related to our facilities restructuring that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations. During the year ended December 31, 2009, we recorded an unrealized foreign exchange loss of $15,653 (2008 – gain of $18,416) on the restricted cash of €136,766 ($191,473) held for the Wavecom tender offer and an unrealized foreign exchange loss of $1,215 on the payment of the term loan related to the acquisition of Wavecom.

We are generating an increasing portion of our revenue from sales to customers outside of North America including Europe, the Middle East and Asia.  We have experienced increased exposure to Euro fluctuations due to the acquisition of Wavecom. Wavecom, whose functional currency is the Euro, occasionally uses derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars. To manage our foreign currency risks, we may enter into more such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

(c)          Credit facilities

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008 with The Toronto Dominion Bank and Canadian Imperial Bank of Commerce that provided a one-year revolving term credit facility (“Revolving Facility”) and a one-year non-revolving term credit facility (“Term Facility”).

The Term Facility, not to exceed €218,000, was used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  The Term Facility was secured by cash of €136,766 and a pledge against all of our assets.  On December 1, 2008, as required by French regulations, we drew a letter of credit in the amount of €218,000 issued under the Term Facility.  On February 26, 2009, we borrowed €80,473 under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115,365 of our cash that secured the Term Facility and the letter of credit was reduced from €218,000 to €22,162.  The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the loan of €80,473 under the Term Facility was repaid with those proceeds.  On completion of the squeeze-out on April 29, 2009, the letter of credit was reduced to nil and the Term Facility was no longer available.

The Revolving Facility, not to exceed $55,000, was to be used for working capital requirements and was secured by a pledge against all of our assets.  On January 29, 2010, we signed an amended and restated credit agreement which renewed our Revolving Facility to January 28, 2011, and reduced the maximum amount from $55,000 to $10,000.  On January 27, 2011, we signed an amended and restated credit agreement, on similar terms, which extended our Revolving Facility to January 28, 2013.  Since December 1, 2008, we have not drawn on any amount under the Revolving Facility and as at December 31, 2010, we were in compliance with the covenants associated with the credit facility.

(d)         Letters of credit

We have entered into a letter of credit under which we have issued performance and bid bonds to ensure our performance to a third party customer in accordance with specified terms and conditions.  At December 31, 2010, we had a performance bond of $315 (2009 – nil) that expires in September 2011, and bid bonds of $229 (2009 – nil) that expire by the end of March 2011.  The values of these bonds approximate their fair market values.  We have not made any payments under these types of bonds.

On December 1, 2008, we drew a letter of credit in the amount of €218,000, which was issued under the €218,000 secured Term Facility to facilitate our acquisition of Wavecom.  As of the completion of the squeeze-out of Wavecom shares, the letter of credit was reduced to nil and the Term Facility was no longer available.

(e)          Derivatives

Sierra Wireless S.A. (formerly Wavecom S.A.), whose functional currency is the Euro, occasionally uses derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars. The fair value of these financial instruments is determined using published exchange rates to calculate the price that would be received to sell the asset or paid to transfer the liability related to the contracts.  Accordingly, these foreign exchange contracts are classified in Level 2 of the fair value hierarchy. These instruments are recorded at fair value on the balance sheet in prepaid expenses and other.  At December 31, 2010, there were no cash flow hedges.  All derivatives that were outstanding at December 31, 2010 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we deal with major banks and financial institutions.

The following table presents the fair value of the derivative financial instruments at December 31, 2010:

	Notional Amount	Fair Value
Fair value of forward and option contracts selling U.S. dollars against Euros:	$—	€151

16.       Income taxes

The composition of our deferred tax assets at December 31 is as follows:

	2010	2009
Deferred tax assets
Fixed assets	$3,645	$8,052
Loss carryforwards	62,451	65,467
Capital loss carryforwards	2,748	1,826
Scientific research and development expenses	20,753	17,265
Share issue costs	211	423
Reserves and other	18,561	29,852
Total gross deferred tax assets	108,369	122,885
Deferred tax liability
Acquired intangibles	11,034	23,659
Total net deferred tax assets	97,335	99,226
Less valuation allowance	88,064	93,214
Net deferred tax assets	$9,271	$6,012

In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2010, we have approximately $9,709 of capital loss carry-forwards for Canadian tax purposes that are available, indefinitely, to be deducted against future Canadian taxable capital gains. As well, we have approximately $59,035 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely and investment tax credits of approximately $32,132 available to offset future Canadian federal and provincial income taxes payable. The investment tax credits expire commencing in 2012 until 2030. At December 31, 2010, our US subsidiary has $1,455 and $3,648 of federal and California R&D tax credit carried forward which will expire between 2024 and 2030. For 2011 to 2012, California limits the utilization of its credit to 50% of California tax payable.

In addition, at December 31, 2010, net operating loss carry-forwards for our foreign subsidiaries were $13,106 for U.S. income tax purposes that expire in various amounts commencing in 2020 through 2029, $159,084 for French income tax purposes, $7,147 for Hong Kong income tax purposes, $64 for Brazil income tax purposes, $223 for Korea income tax purposes, $209 for Luxembourg income tax purposes, and $312 for German income tax purpose.  Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of these net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation.  Tax loss carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss carry forwards in future years.

We have evaluated all uncertain tax positions and have determined that the unrecognized tax benefits at December 31, 2010 were $8,754 (2009 – $7,754).  Of this total, $6,909 (2009 – $7,617) represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate.  We recognize potential interest and penalties related to income tax matters in income tax expense.  As at December 31, 2010, we have accrued $1,474 (2009 – $1,135) for interest and penalties.  Tax years ranging from 2004 to 2010 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil and Luxembourg.

Effective tax rate

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2010	2009	2008
Combined Canadian federal and provincial income taxes at expected rate of (2010 – 28.5%, 2009 – 30.00%, 2008 – 31.00%)	$(6,288)	$(11,989)	$21,927
Permanent and other differences	32	(8,969)	1,063
Change in tax legislation	—	(20,839)	—
Change in valuation allowance	(6,077)	42,801	(30,694)
Change in statutory tax rate and foreign tax rate	(1,470)	(1,759)	1,353
Stock based compensation expense	1,125	1,095	1,356
Adjustment to prior years	6,347	—	—
Foreign exchange gain adjustment	3,523	—	13,146
	$(2,808)	$340	$8,151

Our provisions for income taxes consist of the following:

	2010	2009	2008
Current
Canadian	$—	$—	$—
Foreign	379	—	11,993
Total current	379	—	11,993
Deferred
Canadian	(71)	(1,910)	—
Foreign	(3,116)	2,250	(3,842)
Total deferred	(3,187)	340	(3,842)
Income tax expense	$(2,808)	$340	$8,151

Reconciliation of unrecognized tax benefits

	2010	2009	2008
Unrecognized tax benefits, opening balance	$7,754	$9,344	$4,085
Gross increases — tax positions in prior period	1,227	237	3,369
Gross increases — tax positions in current period	—	(1,827)	1,890
Settlements	(127)	—	—
Reduction due to statute lapse	(100)	—	—
Unrecognized tax benefits, ending balance	$8,754	$7,754	$9,344

17.       Research and development

	2010	2009	2008
Gross research and development	$90,165	$82,136	$48,893
Government research and development repayments (recovery) (note 19)	—	(754)	5,764
Government research and development tax credits	(2,130)	(1,316)	—
	$88,035	$80,066	$54,657

18.       Earnings (loss) per share

The weighted-average numbers of shares outstanding (in thousands) used in the computation of earnings (loss) per share are as follows:

	2010	2009	2008
Weighted-average shares used in computation of basic earnings per share	31,083	31,035	31,254
Weighted-average shares from assumed conversion of dilutive options	—	—	69
Weighted-average shares used in computation of diluted earnings per share	31,083	31,035	31,323

For the years ended December 31, 2010 and 2009, all potential dilutive options were anti-dilutive due to the loss.

19.       Commitments and contingencies

(a)  Operating leases

We lease equipment and premises with minimum future lease payments at December 31, 2010 as follows:

2011	$7,058
2012	2,987
2013	2,767
2014	2,699
2015	1,508
Thereafter	4,833
$21,852

(b)  Contingent liability on sale of products

(i)                  Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)               We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)            Under certain research and development funding agreements, we are contingently liable to repay up to $3,167. Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)           Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the years ended December 31, 2010 and 2009 we claimed nil. As of June 30, 2008, the repayable funding had been fully expensed.  During the year ended December 31, 2010, we expensed nil (2009– nil; 2008– $2,806) in research and development expense. In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants were exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. On December 30, 2008, the warrants expired unexercised.

In March 2004, we entered into a second agreement with TPC under which we were eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. The agreement was effective April 2003. Given the termination of the Voq professional phone initiative in the second quarter of 2005, no costs have been claimed under this agreement since June 2005.  A total of Cdn. $4,558 was funded by TPC for eligible development activity prior to the termination of the Voq initiative.  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn. $16,455 by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In addition, all or part of the contribution was repayable upon the occurrence of certain prescribed events of default, including material breach or insolvency.  During the year ended December 31, 2010, we have recorded, in research and development expense, the repayment of nil

(2009 – nil; 2008 – $2,957).  In March 2009, we signed an amended agreement under which we will pay a total of $2,155 (Cdn. $2,500), with payments due on March 1 for each of the next five years beginning March 1, 2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  In the year ended December 31, 2010, we repaid $476 (Cdn. $500) (2009 – $394 or Cdn. $500).  We had previously accrued the royalty repayments and as a result of the amended agreement, in the year ended December 31, 2009, we have reversed accruals in research and development expense totaling $754 (Cdn. $957).

(v)              We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2008	$3,965
Acquisition of Wavecom (note 3(a))	791
Provisions	6,050
Expenditures	(6,176)
Balance, December 31, 2009	4,630
Provisions	5,945
Expenditures	(6,516)
Balance, December 31, 2010	$4,059

(c) Other commitments

We have entered into purchase commitments totalling approximately $85,524 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2011 and June 2011.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d) Legal proceedings

In December 2010, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In October 2010, a patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties including telecommunication carrier companies including Sprint Nextel Corporation.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufacturers, including Sierra Wireless America, Inc., and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation makes certain allegations that products sold by us and our competitors were falsely marked with a number of patents that had expired or that do not cover the marked products.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In February 2010, a patent holding organization, Commonwealth Scientific and Industrial Research Organisation, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a telecommunication carrier, Cellco Partnership d/b/a Verizon Wireless.  The litigation makes certain allegations concerning the wireless modems sold to the carrier by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2009, a patent holding company, Xpoint Technologies Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including AT&T Mobility LLC.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court for the Northern District of California.  The California court has dismissed the litigation against a number of parties, including us.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  We are assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. In the meantime, the carrier companies have provisionally withdrawn their indemnification demands against us.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by wireless device manufacturers, including us.   The patents have been sold to a patent holding company, Norman IP Holdings LLC. Following the sale, Norman IP Holdings LLC has agreed to a confidential settlement of the litigation, and the settlement will not have a material adverse effect on our operating results.

In June 2009, a patent holding company, MSTG Inc., filed patent litigation lawsuits in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP and AT&T Mobility LLC. The carriers have notified us that the lawsuits make certain allegations concerning the wireless data cards and modems sold to those carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation made certain allegations concerning the wireless modems sold to the carriers by us and our competitors. Following a trial in December 2009, the Court received a jury verdict of patent non-infringement and invalidity. Subsequently, the parties reached a mutually agreeable settlement, the details of which are confidential.  DNT LLC filed an Unopposed Motion for Dismissal on December 29, 2010 in the Court of Appeal.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group). In the first quarter of 2010, Temic Automotive of North America, Inc., d/b/a/ Continental and Continental AG, Wavecom, Inc., Wavecom, S.A., Sierra Wireless, Inc., Sierra Wireless Americas, Inc., and Sierra Wireless, S.A. reached a mutually agreeable settlement of the lawsuits filed early December 2008 in North Carolina Business Court and New York State Court.  The details of the settlement agreement are confidential.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries. In August 2009, Sierra Wireless S.A., Wavecom, Inc., Siemens AG, Siemens Corporation, and Siemens Energy and Automation, Inc. reached a mutually agreeable settlement of the lawsuit filed in New York State Court and the case was dismissed in September 2010.  The details of the settlement agreement are confidential.

In September 2007, a patent holding company, NTP, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a telecommunication carrier, AT&T Mobility LLC.  In December 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In November 2007, a patent holding company, Technology Patents LLC, filed a patent litigation lawsuit in the United States District Court for the Southern Division of the District of Maryland asserting patent infringement by companies in the cellular phone industry, including a telecommunication carrier, AT&T Mobility LLC. In August 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

20. Supplementary information

	2010	2009	2008
(a) Cash flow information:
Cash received
Interest	$223	$745	$6,330
Income taxes	217	921	13
Cash paid for
Interest	396	874	—
Income taxes	1,329	4,435	8,492

(b) Allowance for doubtful accounts:
Opening balance	$6,504	$1,989	$1,939
Acquisition of Wavecom (note 3(a))	—	4,120	—
Bad debt expense	443	721	269
Write offs and settlements	(2,462)	(776)	(219)
Foreign exchange	121	450	—
Closing balance	$4,606	$6,504	$1,989

(c) Other:
Rent expense	$10,094	$10,705	$3,699
Foreign exchange gain (loss)	(7,000)	1,261	20,017

21.       Segmented information

We operate in the wireless communications solutions industry.  Effective January 1, 2010, we integrated the legacy Sierra Wireless and Wavecom segments, and as a result, our reportable segments have changed from those reported at December 31, 2009.  We operate in one segment, and all of our products and services are included in this segment.  Senior management has access to information, and bases its decisions about allocating resources within one reportable segment.

As we do not evaluate the performance of our operating segment based on segment assets, management does not classify asset information on a segmented basis.  Despite the absence of discrete financial information we do measure our revenue based on other forms of categorization such as by the products we produce and the geographic distribution in which our products are sold.

Revenue by product is as follows:

	2010	2009	2008
AirCard® Mobile Broadband Devices	$291,464	$294,981	$408,776
AirPrime™ Wireless Embedded Modules	298,384	181,379	120,185
AirLink™ Intelligent Gateways and Routers	48,626	41,005	30,832
Other	11,867	9,019	7,515
	$650,341	$526,384	$567,308

In each of the three years ended December 31, 2010, 2009 and 2008, we had two customers that each accounted for more than 10% of our revenue.  The revenue from these two customers is included within the mobile computing segment as follows:

	2010	2009	2008
Customer A	$105,469	$119,635	$183,271
Customer B	65,691	92,489	114,856

Revenue by geographical region based on the customer location to which the product is shipped is as follows:

	2010	2009	2008
Americas	$303,311	$312,991	$397,338
Europe, Middle East and Africa (“EMEA”)	89,048	87,547	50,956
Asia-Pacific	257,982	125,846	119,014
	$650,341	$526,384	$567,308